# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fermi Inc., CIK 0002071778
CUSIP: 314911108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 620 S. Taylor, Suite 301, Amarillo, Texas (TX), 79101
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001950683

## Reporting persons
- Griffin Perry: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 71,946,450; sole dispositive power 0; shared dispositive power 71,946,450; aggregate amount beneficially owned 71,946,450 (12.67% of the class)
  Comment: Calculated based on 597,672,623 shares of Common Stock outstanding as of September 30, 2025, as reported on the Issuer's prospectus filed on October 1, 2025, pursuant to Rule 424(b)(4) under the Securities Act of 1933 (the "Prospectus").
- Caddis Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 71,946,450; sole dispositive power 0; shared dispositive power 71,946,450; aggregate amount beneficially owned 71,946,450 (12.67% of the class)
  Comment: Calculated based on 597,672,623 shares of Common Stock outstanding as of September 30, 2025, as reported in the Prospectus.

## Item 1. Issuer
Name of issuer: Fermi Inc.
Address of issuer's principal executive offices: 620 S. Taylor, Suite 301, Amarillo, Texas 79101

## Item 2. Person Filing
Name of person filing: Griffin Perry
Address of principal business office or, if none, residence: 1333 Oak Lawn Ave., Suite 900, Dallas, Texas 75207
Citizenship: See response to Item 4 on cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on cover page.

Reflects shares of common stock of Fermi Inc. (the "Issuer") directly held by Caddis Holdings, LLC. Mr. Perry is a managing member of Caddis Holdings, LLC and may be deemed to share voting and dispositive power of the reported securities. Nothing in this statement shall be deemed an admission of beneficial ownership of the reported securities for purposes of Section 13(d) or (g) of the Securities Exchange Act of 1934 or for any other purpose.
Percent of class: See response to Item 11 on cover page.
Sole power to vote or to direct the vote: See response to Item 5 on cover page.
Shared power to vote or to direct the vote: See response to Item 6 on cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Griffin Perry: /s/ Griffin Perry, Griffin Perry (11/14/2025)
- Caddis Holdings, LLC: /s/ Griffin Perry, Griffin Perry/Managing Member (11/14/2025)